BBVA SECURITIES INC.
(A wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and
an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A.)

(SEC I.D. No. 8-42857)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as
a **PUBLIC DOCUMENT**.



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 436 2000
Fax: +1 212 653 5000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
BBVA Securities Inc.
New York, NY

We have audited the accompanying statement of financial condition of BBVA Securities Inc. (a wholly-owned subsidiary of BBVA Compass Bancshares, Inc. and an indirect wholly-owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A) (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of BBVA Securities Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 28, 2017

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 172,390,698
Cash segregated in compliance with Federal regulations	30,000,000
Short-term investment with affiliate	500,000
Securities owned, at fair value (securities pledged: $2,704,725,794)	2,713,837,010
Securities purchased under agreements to resell	94,550,350
Receivables:	
Customers	1,613,119
Non-customers	1,512,708
Broker-dealers and clearing organizations	25,038,097
Affiliates	6,810,573
Fees	14,632,944
Interest	9,928,263
Office furniture, equipment and leasehold improvements, net	5,655,644
Tax receivable (includes net deferred tax asset of $7,719,485)	8,979,118
Other assets	4,192,661
TOTAL ASSETS	$ 3,089,641,185

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Securities sold short, not yet purchased, at fair value	$ 2,751,648,636
Securities sold under agreements to repurchase	26,166,500
Notes payable	50,000,000
Payables:	
Non-customers	2,484,751
Broker-dealers and clearing organizations	5,765,570
Affiliates	2,733,240
Interest	28,953,405
Accrued expenses and accounts payable	26,404,763
Taxes payable	320,955
Other liabilities	30,000
Total liabilities	2,894,507,820
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value, 10,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	198,862,820
Accumulated deficit	(3,729,465)
Total stockholder's equity	195,133,365
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 3,089,641,185

See accompanying notes to the statement of financial condition.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

1. ORGANIZATION AND NATURE OF BUSINESS

BBVA Securities Inc. (the "Company") is a New York Corporation and a wholly owned subsidiary of BBVA Compass Bancshares, Inc. (the "Parent") which is a wholly owned subsidiary of Banco Bilbao Vizcaya Argentaria, S.A. ("BBVA"), a global financial services institution headquartered in Spain.

The Company is a registered broker-dealer in the United States of America under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also regulated by the Federal Reserve Bank ("FRB"), which granted the Company powers to operate as a broker-dealer under the Bank Holding Company Act Section 4(c)(8) and to engage in securities underwriting and dealing subject to the FRB's "Section 20" orders. The Company is registered with the Commodities Futures Trading Commission ("CFTC") as an introducing broker and is a member of the National Futures Association ("NFA").

The Company has an institutional and retail business. The institutional business consists of investment banking, financing transaction and institutional sales of fixed income securities, mainly United States of America ("US") treasury securities. Investment banking activities include securities originations, loan syndications, project finance and merger & acquisitions ("M&A") advisory services. Financing transactions include securities purchased under agreement to resell and securities sold under agreement to repurchase. The Company is a member of the Fixed Income Clearing Corporation ("FICC"). For its fixed income sales business, the Company is self-clearing.

Through its retail business, the Company is engaged in brokerage services whereby it acts as an agent (on a fully disclosed basis) for securities transactions placed by customers of the Company. For this business, the Company has a clearing agreement with a third-party broker-dealer who is authorized to maintain customer accounts. The clearing broker clears transactions for the Company's customers and maintains the accounts on a fully disclosed basis. The Company is not authorized to maintain customers' accounts and does not hold customers' funds or securities in connection with such transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements.

Basis of Presentation — These financial statements are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates — The Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, and certain disclosures. These estimates relate mainly to the valuation of certain financial instruments, accrual of income taxes, realization of deferred tax assets, and accrual of compensation. The Company believes that the estimates utilized in the preparation of the financial statement are prudent and reasonable. Actual results could differ materially from these estimates.

Cash and cash equivalents — Cash consists of cash and cash equivalents held at banks. The carrying amount of cash and cash equivalents approximates fair value.

4

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Cash Segregated in Compliance With Federal Regulations — Cash of $30,000,000 is segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission ("SEC").

Securities Owned, at Fair Value — Securities owned are recorded on a trade-date basis and are carried at fair value.

Securities purchased under agreements to resell and Securities sold under agreements to repurchase — Securities purchased under agreement to resell ("reverse repurchase agreements") and Securities sold under agreements to repurchase ("repurchase agreements") are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which includes accrued interest on the collateral, and are generally collateralized by US government securities. Where appropriate, transactions meeting the netting requirements per Accounting Standard Codification ("ASC") - *Balance Sheet Offsetting 210-20-45-11* are reported on a net basis. The Company's agreements with counterparties generally contain provisions allowing for additional collateral to be obtained, or excess collateral returned, based on market valuations of such collateral. The Company revalues the collateral underlying its repurchase and reverse repurchase agreements on a daily basis. In the event the fair value of such securities falls below the related agreement to resell at contract amounts plus accrued interest, the Company will generally request additional collateral.

Contract values of reverse repurchase agreements and repurchase agreements approximate fair value. Accrued interest associated with the reverse repurchase agreements and repurchase agreements is accrued as interest receivable and interest payable.

Securities transactions — Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net in the statement of financial condition as payable to broker-dealers and clearing organizations.

Securities Sold Short, not yet Purchased at fair value — Securities sold short, not yet purchased are recorded on a trade-date basis and are carried at fair.

Receivables from Customers and Payables to Customers — Receivables from customers include amounts receivable for securities not delivered by the Company to the purchasers in Delivery versus Payment ("DVP") trades by the contractual settlement dates ("securities failed to deliver") when the purchasers are classified as customers. Payables to customers include amounts payables for securities not received by the Company from the sellers in and Receipt versus Payment ("RVP") trades by the contractual settlement dates ("securities failed to receive") when the sellers are classified as customers.

Receivables from Non-Customer and Payables to Non-Customers — Receivables from non-customers represent amounts receivable for securities failed to deliver to non-customers. Payables to non-customers represent amounts payables for securities failed to receive from non-customers.

Receivables from Broker-Dealers and Clearing Organizations and Payables to Broker-Dealers and Clearing Organizations — The receivables from broker-dealers and clearing organizations balance primarily represents deposits held at clearing organizations in addition to securities fail to deliver to broker-dealers. The payables to broker-dealers and clearing organizations balance includes securities failed to receive from broker-dealers.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Receivables from Affiliates and Payables to Affiliates — Receivables from affiliates includes fees and other amounts owed from affiliates. Payables to affiliates include fees and other amounts owed to affiliates.

Receivables from Fees — Receivables from fees primarily represents fees earned not yet received for investment banking services and variable annuity commissions.

Office Furniture, Equipment and Leasehold Improvements, net — Office furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation or amortization. Office furniture and equipment are depreciated on a straight-line basis over their estimated useful lives, up to ten years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful lives or the terms of the related lease. Office furniture and equipment are tested for impairment whenever events or changes in circumstances suggest that an asset's carrying value may not be fully recoverable in accordance with current accounting guidance.

Accrued expenses and accounts payable — Accrued expenses and accounts payable include accruals for employee related compensation, employee benefits and third party services, as well as other payables.

Income Taxes — The Company is included in the consolidated federal income tax return and certain consolidated/unitary/combined state income tax returns of the Parent and also in the Parent's consolidated financial statements. The income taxes for the Company's financial statement are calculated on a Parent-Company-Down approach. Income taxes are allocated by the Parent based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated based on subsidiaries' proportional share of the tax calculated on the return.

The Company accounts for income tax expense (benefit) using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities and are measured using the tax rates and laws that are expected to be in effect when the differences are anticipated to reverse.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely that not to be realized. In making such determination, the Company considers all available positive and negative evidence, including future taxable income, tax-planning strategies, and results of recent operations. If the Company determines that it would not be able to realize their deferred tax assets, a valuation allowance is established. The Company accounts for its uncertain tax positions under the provisions of ASC Topic 740, *Income taxes*. The Company had no liability for uncertain tax positions as of December 31, 2016 and does not expect any significant changes in this liability in the next twelve months.

Foreign Currency Transactions — Assets and liabilities denominated in foreign currencies are translated at year-end exchange rates.

Fair Value Measurements — The Company defines fair value as the price that would be received to sell an asset, or paid to transfer a liability, (i.e. the "exit price") in an orderly transaction between market participants at the measurement date in accordance with ASC No. 825, *Financial Instruments*.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

The Company is required to disclose the fair value of its financial instruments according to a fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories – Level 1: unadjusted quoted market prices for identical assets or liabilities in active markets; Level 2: observable market-based inputs or unobservable inputs that are corroborated by market data, quoted market prices for similar assets and quoted market prices for assets in an inactive market; and Level 3: unobservable inputs that are not corroborated by market data.

The Company considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

Recent Accounting Pronouncements — In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2016-01, *Financial Instruments-Overall*, which changes the criteria for measuring equity investments and eliminates the requirement for entities to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost. It will require the entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. The update will require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets.The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Company is in the process of evaluating the impacts of the adoption of this ASU.

In February 2016, the FASB issued ASU 2016-02, *Leases*, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial condition by lessees for those leases classified as operating leases and disclosing key information about leasing arrangements. The guidance will be effective for the fiscal year beginning after December 15, 2018, including interim periods within that year. The Company is in the process of evaluating the impacts of the adoption of this ASU.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments-Credit Losses*, which changes the criteria under which credit losses are measured. The amendment replaces the incurred loss impairment methodology in current U.S. GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to perform credit loss estimates. The guidance will be effective for the fiscal year beginning after

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

December 15, 2017, and interim periods within those fiscal years. The Company is in the process of evaluating the impacts of the adoption of this ASU.

3. SHORT-TERM INVESTMENT WITH AFFILIATE

At December 31, 2016, the Company had a time deposit with Banco Bilbao Vizcaya Argentaria, S.A. – New York & Grand Cayman Island Branches ("BBVA NY Branch") totaling $500,000, which matures on a monthly basis, with the option to rollover. This deposit is pledged as collateral for the operating account held at BBVA NY Branch.

4. SECURITIES OWNED, AT FAIR VALUE

Securities owned, at fair value consisted of $2,710,870,800 of US treasury securities, $2,747,275 of corporate bonds and $218,935 of state and municipal government securities. All securities owned are designated as trading securities.

5. SECURITIES SOLD, NOT YET PURCHASED, AT FAIR VALUE

Securities sold, not yet purchased, at fair value consisted of $2,750,084,896 in US treasury securities and $1,563,740 of corporate bonds. All securities sold, not yet purchased are designated as trading securities.

6. SECURITIES PURCHASED UNDER AGREEMENT TO RESELL AND SECURITIES SOLD UNDER AGREEEMENTS TO REPURCHASE

The Company enters into reverse repurchase agreements and repurchase agreements to finance long US treasury securities inventory and to cover short US treasury securities positions in order to prevent settlement exposure. As previously noted, the Company is a member of FICC, which allows the Company to manage credit exposure arising from such transactions by entering into master netting agreements with counterparties. These agreements provide the Company, in the event of a counterparty default, with the right to net counterparty's rights and obligations. As a result, the Company can liquidate and set off collateral by the Company against the net amount owed by the counterparty. The Company engages a third-party custodian that enables the Company to take control of such collateral in the event of counterparty default. The following table presents information about the offsetting of these instruments.

	Gross Amounts (1)	Gross amounts of offset in the Statement of Financial Condition (2)	Net amounts presented in the Statement of Financial Condition
Assets			
Securities purchased under agreement to resell	$ 3,081,735,100	$ (2,987,184,750)	$ 94,550,350
Liabilities			
Securities sold under agreement to repurchase	3,013,351,250	(2,987,184,750)	26,166,500

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

[1] Amounts include $8,330,100 of securities purchased under agreement to resell and $23,396,500 of securities sold under agreement to repurchase with BBVA.

[2] Amounts relate to master netting agreements, which have been determined by the Company to be legally enforceable in the event of default and where certain other criteria are met in accordance with applicable offsetting accounting guidance.

Substantially all the collateral held by the Company for reverse repurchase transactions, which represent approximately 98.8% of the Company's total assets, consist of securities issued by the US Government. The fair value of securities received as collateral, prior to netting, was $3,052,535,392, and the fair value of the portion of the collateral that had been sold or repledged was $2,999,371,857. The Company does not maintain a credit allowance on such financing agreements due to the type of collateral received.

Securities sold under agreements to repurchase are accounted for as secured borrowings. The following table presents the Company's related activity, by collateral type and remaining contractual maturity.

	Remaining Maturity of the agreements			
	Overnight and continuous	Up to 30 days	30-90 days	Total
Securities sold under agreement to repurchase:				
U.S. Treasury and other U.S. government agencies	$ 1,408,736,250	$ 806,526,250	$ 798,088,750	$ 3,013,351,250

In the event of a significant decline in fair value of the collateral pledged for the securities sold under agreements to repurchase, the Company would be required to provide additional collateral. The Company minimizes the risk by monitoring the liquidity and credit quality of the collateral, as well as the maturity profile of the transactions.

7. RECEIVABLES FROM CUSTOMERS

Receivables from customers totaling $1,613,119 represent securities failed to deliver.

8. RECEIVABLES FROM NON-CUSTOMERS AND PAYABLES TO NON-CUSTOMERS

Receivables from and payables to non-customers totaling $1,512,708 and $2,484,751, represent securities failed to deliver and securities failed to receive, respectively.

9. RECEIVABLES FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

The receivables from broker-dealers and clearing organizations consists of $1,867,660 securities failed to deliver and $23,170,437 of cash held on deposit with clearing organizations. Payables to broker-dealers consist of securities failed to receive totaling $1,197,612 and net unsettled regular way trades of $4,567,958.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

10. OFFICE FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS - NET

At December 31, 2016, the Company's office furniture, equipment and leasehold improvements - net, is comprised of the following:

		2016	
	Cost	Accumulated Depreciation/ Amortization	Net
Leasehold improvements	$ 6,610,692	$ (5,858,488)	752,204
Purchases in process	2,874,955		2,874,955
Computers and equipment	1,097,617	(910,225)	187,392
Furniture and fixtures	790,855	(665,880)	124,975
Software	3,865,494	(2,206,570)	1,658,924
Mechanical equipment	445,535	(388,341)	57,194
	$ 15,685,148	$ (10,029,504)	$ 5,655,644

11. RELATED PARTY TRANSACTIONS

In the normal course of business, the Company enters into transactions with BBVA and other affiliated entities, such as the Parent, Compass Bank ("Compass"), BBVA NY Branch and BBVA Bancomer, S.A. de C.V. ("Bancomer"). The receivables from or payables to affiliates balances arise from services performed between the Company and its affiliates. Investment banking transactions with affiliates pertains to bond origination and/or loan syndications.

The Company has administrative fee service agreements with BBVA NY Branch and Compass, under which certain administrative services are provided to the Company, such as legal, compliance, accounts payable, internal auditing, and human resource services. In addition, the Company has administrative fee service agreements with BBVA NY Branch and Compass, under which the Company provides client on boarding services.
The Company has a networking and referral agreement with BBVA NY Branch and Compass, under which referral fees are paid on bond origination and advisory deals referred to the Company.

The Company has a networking agreement with Compass and BBVA Compass Insurance Agency ("BCIA") by which the Company will receive a non-exclusive, non-assignable license to use the Compass trademark/trade name, access to Compass' customer network and premises/space to conduct broker-dealer business, access to BCIA's insurance license to sell variable insurance products and related support infrastructure at its premises. Finally, certain employees of the Company provide sales and support services to Compass and BCIA under a dual employee expense allocation agreement.

The Company sub-leases office space from BBVA NY Branch and Compass under cancellable leases.

The Company has service level agreements with BBVA and Bancomer by which the Company acts as agent on behalf of BBVA and Bancomer in fixed income securities transactions. Fees earned

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

related to this agreement are calculated based on the costs of the team plus a mark-up.

On August 1, 2014, the Company entered into a credit agreement with BBVA for a line of credit of $150,000,000 to be used for trade settlement purposes. The Company has agreed to pay a commitment fee of 0.50% on the average undrawn balance on each interest payment date. As of December 31, 2016 there is $50,000,000 outstanding pursuant to this agreement, recorded under notes payable on the statement of financial condition.

On June 29, 2016, the Company entered into an uncommitted demand facility agreement with Compass for a revolving intraday loan facility up to $250,000,000. This agreement allows the Company to manage its intraday settlement exposure in connection with its financing and trading activity and used daily. As of December 31, 2016 there is no outstanding balance. A collateral account control agreement was also executed on June 29, 2016 with Compass and a third party custodian to establish a collateral account into which the Company must pledge collateral to Compass in the event the intraday line is not repaid by close of business. The Company ensures that the intraday loan facility is repaid at the end of each business day. As of December 31, 2016 there is no collateral outstanding pursuant to this agreement.

On July 18, 2016, the Company entered into an uncommitted demand facility agreement with the Parent for a revolving loan facility up to $300,000,000. This facility is intended for liquidity needs that arise from the Company's activity in Bill and Deliver underwriting transactions. As of December, 31, 2016 there is no loan outstanding pursuant to this agreement.

Subordinated Loan Agreement — The Company has a Revolving Note and Cash Subordination Agreement ("the Revolver") with BBVA. The Revolver was executed on March 16, 2012 with a maturity date of March 16, 2018 for a maximum of $220,000,000. On December 19, 2014, the agreement was amended to increase the revolver from $220,000,000 to $420,000,000. Any amounts advanced under the Revolver will be considered net capital for regulatory purposes under *15C3-1-Net Capital Requirements for Brokers or Dealers* on the date drawn, but will not be considered as equity in the Company's statement of financial condition. During the year, the Company has drawn down on this Revolver and paid fully shortly thereafter. As of December 31, 2016, there is no loan outstanding pursuant to this agreement.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Assets and liabilities with related parties consisted of the following:

Assets:		
Cash	$	13,597,306
Short-term investment with affiliate		500,000
Securities purchased under agreements to resell		8,330,100
Receivable from non-customers		1,512,708
Receivable from clearing organizations		14,467
Receivable from affiliates		6,810,573
Total assets:	$	30,765,154
Liabilities:		
Securities sold under agreements to repurchase	$	23,396,500
Notes payable		50,000,000
Payable to non-customers		2,484,751
Payable to affiliates		2,733,240
Interest payable		1,718
Total liabilities:	$	78,616,209

12. INCOME TAXES

The total deferred tax asset at December 31, 2016 is composed of the following:

Deferred tax assets:		
State and City net operating loss carry forwards	$	278,650
AMT Credit Carryover		371,430
Deferred Comp		7,708,086
Accrued Expenses		508,415
Valuation Allowance		(268,159)
Total deferred tax asset		8,598,422
Deferred tax liabilities:		
Depreciation		(448,141)
Pension		(430,796)
Total deferred tax liabilities		(878,937)
Net deferred tax assets	$	7,719,485

As of December 31, 2016, the Company had approximately $6.6 million of net operating loss carry forwards for future utilization for New York, Alabama and Colorado state income tax purposes which will begin to expire in 2026. The Company believes that it is more likely than not the benefit from Alabama and Colorado state net operating loss carryforwards will not be realized, and, accordingly, has established a valuation allowance associated with these net operating loss carryforwards. The Company has recorded a valuation allowance of $268,159 at December 31, 2016 related to these state net operating loss carryforwards.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

As discussed in Note 2, the Company is included in the Parent's consolidated federal income tax return and certain state income tax returns, while filing separate state income tax returns in its remaining jurisdictions. The Company remains subject to examination for federal, state and local jurisdictions for the tax years 2013 through 2016.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Commission Act of 1934 and regulation 1.17 under the Commodity Exchange Act, which require the maintenance of minimum net capital. The Company has elected to use the alternative method, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions, as defined by the rules. At December 31, 2016, the Company had net capital of $125,137,849, which exceeded the minimum requirement of $250,000 by $124,887,849.

Certain of the Company's proprietary accounts are held at the Company's clearing broker's Proprietary Accounts of Brokers and Dealers ("PAB") and are considered allowable assets in the computation of net capital pursuant to an agreement between the Company and the clearing broker. This agreement requires, among other things, that the clearing broker perform a computation of PAB Assets similar to the customer reserve computation set forth in SEC Rule 15c3-3.

14. COMMITMENTS AND CONTINGENCIES

The Company sub-leases office space from BBVA NY Branch under a cancelable lease. At December 31, 2016, the future minimum rental commitments under this cancelable lease are as follows:

2017	1,256,647
2018	1,256,647
2019	1,256,647
Total	$ 3,769,941

In the normal course of business, the Company may enter into other legal contracts that contain a variety of representations and warranties providing general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect that these indemnifications will have a material adverse effect on the Company's financial position.

The Company is subject to legal proceedings, including claims, litigation, investigations and administrative proceedings, all of which are considered incidental to the normal conduct of business. The Company assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. Where it is probable that the Company will incur a loss and the amount of the loss can be reasonably estimated, the Company records a liability in its financial statements. At December 31, 2016, there were no such matters where a loss was both estimable and reasonably possible.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Financing Transactions

As stated in Note 6, the Company enters into repurchase transactions which are primarily covered by a master netting agreement. As per ASC 210-20-45, these transactions qualify for netting. At December 31, 2016, the Company entered into $3,013,351,250 of repurchase transactions that are secured by collateral from US treasury securities. The value of the Company's US treasury securities pledged against such repurchase transactions is $2,704,725,794, the remaining amount of repurchase transactions are collateralized by collateral received on reverse repurchase agreements.

In the event the counterparty is unable to meet its contracted obligation to return securities pledged as collateral, the Company may be exposed to the risk of acquiring securities at prevailing market prices in order to satisfy obligations.

The Company enters into forward starting reverse repurchase agreements and repurchase agreements. This type of activity has a start date of one or more business days greater than the trade date. Due to this characteristic, the Company considers this activity as a commitment and reports it off-balance sheet until the transactions reach their start date. At that point, the transactions will be reflected on the balance sheet and follow the process as stated in Note 6. As of December 31, 2016 the Company did not have any forward starting reverse repurchase and repurchase agreements outstanding.

15. RETIREMENT, OTHER POSTRETIREMENT, AND OTHER BENEFIT PLANS

Employee Benefit Plans — The Company and certain affiliates established a cash balance pension plan for its New York employees. BBVA NY Branch is the plan sponsor of this pension plan. A record keeping account for each eligible employee is credited each year with a percentage of the employee annual compensation based on tenure. The cash balance pension plan is portable and the vested account balance may be taken by the employee upon termination. The cash balance is payable as a lump sum or an annuity at the earliest of (a) the employee's retirement date, (b) date of death or (c) other termination of employment, whichever is applicable. The benefit is based on annual pay credits, accumulating over time with interest at the rate equal to the 10 year treasury rate published by the Internal Revenue Service for the November of the preceding year. In October 2016, BBVA adopted a resolution to terminate the plan effective January 31, 2017. Retired participants or beneficiaries who are currently receiving a monthly annuity will continue to receive payments paid by an insured annuity provider. Terminated vested or active participants with traditional annuity benefits will receive annuity payments from an insured annuity provider in the future. Terminated vested or active participants with cash balance benefits can elect to either receive a lump sum payment or a monthly annuity paid by an insured annuity provider. Those who elect to receive a lump sum payment can rollover their funds to another qualified plan, including the BBVA Compass Smart Investor Plan or an IRA.

The accrued pension liability for the year ended December 31, 2016 based on actuarial assumptions is $420,458.

Investment strategies and asset allocations were based on consideration of plan liabilities and the plan's funded status. The investment policy of the plan was to spread risk across different asset classes through diversification of the investments. This policy cannot guarantee the elimination of risk but does provide a means to reduce the risk to the assets. As of December 31, 2016, the investment strategy for the pension plan resulted in the allocation of 99% in fixed income, specifically

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

government bonds and 1% in cash and money market funds. The expected role of fixed income investments is to generate current income and provide for more stable periodic returns.

The Company and certain affiliates have sponsored a defined benefit pension plan for the Company's employees outside New York that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Under the plan, vested participants are entitled to a monthly benefit upon retirement equal to a percentage of their eligible compensation (generally defined as direct cash compensation exclusive of bonuses and commissions) earned in the five consecutive years of benefit service that produce the highest average. Prior to January 1, 2003, the percentage amount of the benefit was determined by multiplying the number of years, up to 30, of a participant's service with the Company by 1.8%. Benefits were reduced by social security payments at the rate of 1.8% of the primary social security benefit multiplied by years of service up to 30 years. Effective January 1, 2003, participants were given the option to remain in the defined benefit pension plan or move to an enhanced defined contribution plan. For those participants electing to remain in the defined benefit pension plan, the plan was modified to eliminate the social security offset feature of the monthly benefit calculation.

Under the modified formula, benefits are generally based on years of service, age at retirement and the employee's average compensation earned in the five consecutive years of service that produce the highest average. Employees of the Company who are over the age of 21 and have worked 1,000 hours or more in their first 12 months of employment or 1,000 hours or more in any calendar year thereafter are eligible to participate in the plan, except for project consultants, employees of certain insurance and investment management affiliates, and employees hired for the first time by the Company after January 1, 2002. Effective January 1, 2003, the defined benefit pension plan was closed to new participants. Participants are vested in benefits accruing under the plan after five years of qualifying service. Benefits are payable monthly commencing on the later of age 65 or the participant's date of retirement. Eligible participants with at least five years of service may retire at reduced benefit levels after reaching age 55.

The Parent sets the investment policy for the defined benefit pension plan and reviews investment performance and asset allocation on a quarterly basis. The percentages of fair value of each major category of the pension plan assets at December 31, 2016 are as follows:

(a) US Treasuries and other US government agencies	66.0%
(b) Corporate bonds	28.7%
(c) Cash and cash equivalents	3.3%
(d) States and political subdivisions	2.0%
Total	100.0%

Since January 1, 2003, the Company has sponsored a defined contribution plan that is intended to meet the requirements of Sections 401(a) and 501(a) of the Code and the requirements of ERISA. During 2002, employees participating in the defined benefit pension plan could choose to participate in the newly established defined contribution profit sharing plan in lieu of accumulating future benefit service in the defined benefit pension plan. The Company makes contributions on behalf of each participant in the plan based on eligible pay and years of service.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Additionally, the Company and certain affiliates sponsor a defined contribution plan that is intended to meet the requirements of Sections 401(a), 401(k), 409 and 501(a) of the Internal Revenue Code of 1986, as amended, and the requirements of ERISA. Under this plan, employees may contribute up to 75% of their compensation on a pretax basis subject to statutory limits. The Company makes matching contributions equal to 100% of the first 3% of compensation deferred, plus 50% of the next 2% of compensation deferred. The Company may make additional non-matching contributions to the plan.

Restricted Stock — The fair value of shares under the time-based and performance-based restricted stock plans is established at grant date and is fixed through the entire term of the plan. For the performance-based awards, the performance targets are based on a combination of the individual recipients' performance and certain market conditions. The Company accounts for restricted stock awards as equity awards.

A total of 5,265 shares vested and settled in March 2016, comprised of 256 shares of the December 21, 2012 grant, 3,318 shares of the November 1, 2013 grant and 1,691 shares of the December 11, 2014 grant.

As of December 31, 2016, a total of 1,957 shares awarded were outstanding and scheduled to vest and settle in 2017 and 2018. The unvested shares were comprised of 268 shares of the November 1, 2013 grant and 1,689 shares of the December 11, 2014 grant.

16. OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's activities may involve executions and settlements of various securities transactions as principal or agent. These activities may expose the Company to risk in the event counterparties are unable to fulfill contractual obligations. The Company's counterparties include U.S. institutional investors, brokers and dealers and international banks that are members of major regulated exchanges and affiliates. In the case that the Company is involved in executions and settlements of securities transactions, the Company records customer securities transactions on a trade- date basis in conformity with the settlement cycle of the respective countries. Therefore, the Company could be exposed to off-balance sheet risk of loss on unsettled transactions in the event customers and other counterparties are unable to fulfill contractual obligations. The Company's agreements with its clearing brokers provides that the Company assumes customer obligations in the event of non-performance.

For transactions in which the Company has the ability to extend credit to others, the Company seeks to control the risks associated with these activities by requiring the counterparty to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels and, pursuant to such guidelines, requests counterparties to deposit additional collateral or reduce securities positions when necessary. As of December 31, 2016, the Company was not involved in the aforementioned business activity, with the exception of reverse repurchase agreements and repurchase agreements as noted in footnote 6.

The Company clears its securities transactions from its retail business through a clearing broker on a fully-disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2016, the Company has recorded no liability with regard to this right. During 2016, the Company paid the clearing broker an immaterial amount related to these guarantees. In addition, the Company has the right to pursue collection on performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

17. ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company applies the fair value accounting guidance required under ASC Topic 820, *Fair Value Measurements and Disclosures,* which requires the Company to disclose the estimated fair values of financial instruments, for which it is practical to estimate. Investments measured and reported at fair value are classified and disclosed in one of the following categories (from highest to lowest) based on inputs:

Level 1 — Quoted prices in active market for identical assets or liabilities that the Company has the ability to access as of the reporting date. The type of investments which would generally be included in Level 1 includes listed equity securities and listed derivatives. As required by ASC 820, the Company, to the extent that it holds such investments, does not adjust the quoted price for these investments.

Level 2 — Pricing inputs are observable, either directly or indirectly, as of the reporting date, but are not the same as those used in Level 1. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, and inputs that are derived principally from or corroborated by observable market data by correlation or by other means. Fair value is determined through the use of models or other valuation methodologies using observable inputs. The types of investments which would generally be included in this category are publicly traded securities with restrictions on distribution, corporate bonds or municipal securities.

Level 3 — Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant judgment or estimation by the Company. Level 3 assets and liabilities would include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar pricing techniques based on the Company's own assumptions about what market participants would use to price the asset or liability. The types of investments that would generally be included in this category include debt and equity securities issued by private entities.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. The Company's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date. Furthermore, the reported fair value amounts have not been

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

comprehensively revalued since the presentation dates, and therefore, estimates of fair value after the balance sheet date may differ significantly from the amounts presented herein.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment by the Company in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

Securities owned and securities sold, not yet purchased, are recorded at fair value on a recurring basis. At December 31, 2016 securities owned and securities sold, not yet purchased, consisted of US treasury securities, corporate obligations and state and municipal government securities. The fair value of US treasuries is based on unadjusted quoted market prices in an active market. The fair value of corporate obligations and state and municipal government instruments are based on quoted comparable prices for similar securities.

Transfers of financial instruments between different levels of fair value hierarchy are recorded as of the end of the reporting period. During the year ended December 31, 2016, there were no transfers of financial instruments between different levels of the fair value hierarchy.

The following table summarizes the assets and liabilities measured at fair value on a recurring basis.

	Level 1	Level 2	Level 3	Total Fair Value in Statement of Financial Condition
Assets				
Financial instruments owned — at fair value:				
US Treasuries	$ 2,710,870,800	$ -	$ -	$ 2,710,870,800
Corporate Obligations	-	2,747,275		2,747,275
State and Municipal government securities	-	218,935	-	218,935
	$ 2,710,870,800	$ 2,966,210	$ -	$ 2,713,837,010
Liabilities				
Financial instruments sold, not yet purchased — at fair value:				
US Treasuries	$ 2,750,084,896	$ -	$ -	$ 2,750,084,896
Corporate Obligations	-	1,563,740	-	1,563,740
	$ 2,750,084,896	$ 1,563,740	$ -	$ 2,751,648,636

As of December 31, 2016 the carrying amounts of cash, cash segregated in compliance with federal regulations and short-term investment with affiliate, approximate their fair values due to their short-term nature and frequent re-pricing are classified as Level 1.

Reverse repurchase agreements and repurchase agreements are treated as collateralized financings. Reverse repurchase agreements and repurchase agreements are carried on the statement of financial condition at the amounts of cash paid or received (contract value), which include accrued interest.

BBVA SECURITIES INC.
(A WHOLLY-OWNED SUBSIDIARY OF BBVA COMPASS BANCSHARES, INC. AND AN INDIRECT WHOLLY-OWNED SUBSIDIARY OF
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.)

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016

Where appropriate, transactions with the same counterparty are reported on a net basis. As of December 31, 2016, the contract value of reverse repurchase agreement and repurchase agreements approximate the fair value because the transactions are generally short in nature and are collateralized. Such financial instruments are classified as Level 2.

Receivables from customers, non-customers, broker-dealers and clearing organizations are recorded at contractual amounts, which approximate fair value, due to their short term nature. Similarly, payables from customers and non-customers are recorded at contractual amounts, which approximate fair value, due to their short term nature. As of December 31, 2016, these financial instruments are classified as Level 2.

Interest receivable and payables resulting from the Company's trading, reverse repurchase agreements and repurchase agreements are recorded at contractual amounts, which approximate fair value. As of December 31, 2016, these financial instruments are classified as Level 2.

18. SUBSEQUENT EVENTS

The Company evaluated subsequent events up to the date the financial statement were issued, which was February 28, 2017. As a result of the Company's evaluation, the Company noted no subsequent events that require adjustment to, or disclosure in, this financial statement.

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